Exhibit 99.1

News Release

Orla Mining Announces Strategic Expansion into Canada with Acquisition of the Musselwhite Gold Mine

More than Doubles Orla's Annual Gold Production to Over 300 koz with Near-Term Growth to 500 koz;
Orla to Become a Premier, North America-Focused, Multi-Asset, Low Cost, Producing Gold Company.

VANCOUVER, BC, Nov. 18, 2024 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to announce it has entered into a definitive agreement (the "Agreement") to acquire the Musselwhite Gold Mine ("Musselwhite") in Ontario from Newmont Corporation ("Newmont") for upfront cash consideration of $810 million and gold-price linked contingent consideration of $40 million (the "Transaction")1.

The cash consideration will be financed through a combination of cash, existing undrawn debt capacity, new indebtedness, a gold pre-pay facility, and convertible notes led by Orla's existing cornerstone investors. There is no upfront equity dilution associated with the Transaction.

The Transaction adds a second high quality, high margin producing asset to Orla's portfolio. The combination of the proven Musselwhite mine and Orla's low-cost Camino Rojo oxide operation more than doubles the Company's annual gold production to over 300 koz, with expected near-term growth to over 500 koz of annual gold production as the South Railroad Project is expected to commence production in 2027. The Transaction will also significantly enhance the free cash flow of the Company, providing additional cash for the execution of Orla's organic growth plans.

Transaction Highlights:

•	Strategic acquisition of a proven Canadian operating gold mine with a skilled underground workforce located in a tier-one mining jurisdiction.
•	Transforms Orla from a single asset producer to a multi asset intermediate producer.
•	Immediately more than doubles gold production with a clear path to 500 koz of annual gold production.
•	Musselwhite has robust reserves and resources as well as significant exploration potential.
•	Well suited to the technical capabilities of Orla's executive and operating teams.
•	Transaction funded through a mix of debt facilities, with significant support from cornerstone shareholders and no upfront equity dilution.
•	Materially accretive on all key operating and financial per-share metrics benefiting all existing shareholders.
•	Builds on Orla's established track record of development and operating success and is aligned with Orla's strategy for growth and value creation.
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[1] All amounts expressed in U.S. dollars unless otherwise stated

Musselwhite Overview:

•	Musselwhite is a producing, underground gold mine located on the shore of Opapimiskan Lake in Northwestern Ontario. It has been in operation for over 25 years, having produced close to 6 million ounces of gold to date, with a long history of resource growth and conversion.
•	At December 31, 2023, proven and probable gold reserves contained 1.5 million ounces (7.4 million tonnes at grade of 6.23 g/t Au) within a measured and indicated resource[2] of 1.8 million ounces (9.52 million tonnes at 5.78 g/t Au) and an inferred resource of 0.19 million ounces (1.2 million tonnes at 4.96 g/t Au).
•	Orla commissioned an independent NI 43-101 technical report for Musselwhite in connection with the Transaction. Based only on the current reserves, Musselwhite has a seven year mine life (2024-2030) with average annual gold production of 202 koz at $1,269/oz all-in sustaining cost ("AISC")[3].
•	The NPV5% at January 1, 2025, of Musselwhite is estimated at $760 million using a flat $2,150 gold price and increases to approximately $1 billion using a flat $2,500 flat gold price. Significant opportunities exist to optimize the operation and extend mine life though known extensions of the ore body.
•	The Company intends to aggressively explore the 65,000-hectare concession, including following up on historical drilling that suggests 2 to 3 kilometers of mineralized strike potential beyond the current reserves.
•	Additionally, the CIP processing facility has a nameplate capacity of 1.5 Mtpa with only 1.0 Mtpa currently being utilized, which allows Orla the opportunity to fill excess mill capacity through new discoveries and increased mining rates.

"This acquisition is a significant milestone for Orla Mining. It more than doubles our annual production, while providing us with a presence in Ontario, Canada, one of the premier mining jurisdictions in the world and where I began my career. We intend to not only continue to operate Musselwhite, but to seek optimization opportunities and to invest in its future, grow its reserves and resources, and extend its mine life. The mine has a proven history of successful production, cash generation, and reserve replacement, having consistently added to mine life.

We have been impressed with the operating team at Musselwhite, which runs an exceptional mine and has developed positive and strong ties with First Nations, local partners, and community members. We are fully committed to respecting and growing these relationships.

Thanks to our shareholders, notably Pierre Lassonde and Prem Watsa of Fairfax, and our banking and financial partners, for their continued support as we strive to elevate Orla into an even stronger and more robust mining company. We are also grateful to Newmont for their trust in our vision and commitment to sustainability. We intend to be responsible stewards of Musselwhite, creating a legacy of excellence, respect, and value for all stakeholders."

     -       Jason Simpson, President & Chief Executive Officer of Orla

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[2] Inclusive of mineral reserves
[3] Non-GAAP measure. Excludes exploration and project growth spending. Refer to the "Non-GAAP Measures" section of this news release.

Transaction Rationale:

•	Acquisition of a high-quality, long-life, producing gold mine: Musselwhite is an established operation with nearly 6 Moz of gold produced over the past 28 years, 1.5 Moz of gold reserves with additional mineral resources, as well as identified upside potential supporting opportunities for significant mine life extension. The mineralization at Musselwhite is hosted in a banded iron formation (BIF) that remains open along a known strike extent, at least one kilometre beyond the current reserves. The total mining and exploration lease covers over 65,000 hectares.
•	Strategic entry into Canada establishing an enhanced North American presence: Strengthened portfolio diversification with entry into Ontario, Canada - a tier one mining jurisdiction. Located in a mining-friendly region with a strong work force and robust stakeholder support, the operation benefits from a stable operating environment that further enhances its long-term value. The combination of quality assets in Ontario, Canada, Nevada, United States, and Zacatecas, Mexico creates a premier North America focused gold company.
•	Immediately increases annual gold production by 140% to over 300 koz at competitive costs: Pro forma annual gold production of +300 koz at combined costs of $1,080/oz4 AISC. Through the development of South Railroad in Nevada, the Company has a pathway to annual production of 500 koz at industry leading costs.
•	No upfront equity dilution with significant support from cornerstone shareholders: Attractive transaction financing package including bank-provided debt and gold prepay financing, as well as a placement of convertible notes led by Fairfax Financial Holdings Limited ("Fairfax"), Pierre Lassonde, and Trinity Capital Partners Corporation, allows shareholders to retain exposure to Orla's increasing net asset value with no upfront equity dilution.
•	Accretive to key metrics: Transaction is expected to be significantly accretive to operating and free cash flow, gold production and gold reserves and resources, all on a per share basis.
•	Strengthened cash flow generation to support growth pipeline: Musselwhite is expected to generate over $150 million in average annual free cash flow over the next 6 years[5]. The combined cash flows of Camino Rojo and Musselwhite will allow the Company to self-fund continued investment in its growth pipeline. This includes Musselwhite's growth development, the South Railroad Project, development of the Camino Rojo sulphides project, and exploration in all three countries. The Company has a robust cash position of approximately $145 million as of November 17, 2024.
•	Musselwhite is well suited to Orla's technical capabilities: Orla's experienced management team boasts in-depth experience developing and operating underground mines, including many in Canada, and is supplemented by the Board of Director's operating history with the asset.
•	Increased leverage to strong gold price environment: Production uplift from Musselwhite increases exposure to the current record gold price environment.
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[4] Based on combined 2024 guidance Orla (Midpoint of 130-140koz and "low end" of $800-900/oz AISC) and Musselwhite LOM averages as per the Technical Report (as defined below) (202 koz and $1,269/oz AISC).
[5] See Production Schedule in Appendix.

Benefits to Orla Shareholders:

•	Transforms Orla into a North America centred, geographically diversified gold producer with multiple producing assets and a self-funded growth portfolio.
•	Strengthens Orla's asset base and establishes a more robust mining company with strong gold production, competitive costs, cash flow generation, and a compelling pipeline with near- and medium-term growth opportunities.
•	Delivers immediate earnings and cash flow accretion on a per-share basis.
•	Transaction structure avoids upfront equity dilution to existing shareholders and takes advantage of the record gold price environment through the gold prepay arrangement.
•	Aligns with Orla's stated strategy for growth and value creation with net asset value per share to continue increasing as the Company executes its vision.

Musselwhite Stakeholders:

•	Orla values the skills and commitment of the Musselwhite team and will rely on them to continue to run the operation.
•	Orla will continue the highly constructive and collaborative relationship that has been developed with the local First Nations and will honour all existing commitments, obligations, and agreements with them.
•	All existing agreements with suppliers and contractors will be honoured.
•	The Company is committed to significantly investing in exploration and development activities to replace and grow mineral reserves and resources, with a clear focus on extending the mine life.
•	Orla will honour all existing charitable community commitments.
•	Orla is committed to building on the established Musselwhite stakeholder relationships and working together in a spirit of trust, collaboration, and transparency.

The Musselwhite Gold Mine:

Operational Overview

Musselwhite is a proven Canadian mining operation producing close to 6 Moz of gold since it began operating in 1997. It is a fly-in, fly-out underground mining operation located in northwestern Ontario, Canada, with mining taking place from two main zones via longitudinal retreat and transverse stoping, conveyed to surface via an internal winze and conveyor. Ore processing occurs via two-stage crushing, grinding, leach/cyanide-in-pulp (CIP), and final doré with annual throughput capacity of 1.5 Mtpa. Gold recovery rates have been approximately 96%.

The operation is well-run, and Orla will evaluate all continuous improvement initiatives to maximize the potential of the operation while studying the potential for growth.

Geology and Exploration

Musselwhite has a strong history of gold production, supported by consistent resource and reserve replenishment and growth, which have extended its operational life. Gold mineralization is primarily hosted within folded banded iron formations (BIF), characterized by close associations with pyrrhotite, quartz-carbonate veining, and quartz flooding.

Historical mining along the main mine trend demonstrated exceptional continuity and predictability of gold mineralization. Drilling by the previous operator (2018-2020) down plunge from the main mine trend confirmed that mineralization extends at least 8 km from surface and remains open at depth.

Orla's exploration strategy would aim to replenish reserves and grow resources through sustained exploration investment. Underground drilling will continue to target infill and extension in key zones, while surface directional drilling at the PQ Deeps extension will resume to confirm continuity along the deposit plunge. Orla will also outline a long-term plan to explore the broader mine lease area and regional claims, recognizing strong potential for additional BIF-hosted and orogenic gold mineralization.

Transaction Summary:

Under the terms of the Agreement, Orla will acquire all the outstanding shares of a wholly-owned subsidiary of Newmont that will own a 100% interest in Musselwhite.

Orla has agreed to pay Newmont $810 million in cash upon closing of the Transaction and up to $40 million in contingent consideration, payable as follows:

•	$20 million to be paid should the average spot gold price exceed $2,900/oz for the initial one-year period following closing of the Transaction; and
•	$20 million to be paid should the average spot gold price exceed $3,000/oz for the second full year period following closing of the Transaction.

As Newmont is a "related party" of Orla under the Canadian Securities Administrators' Multinational Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"), the Transaction will require majority approval of the shareholders of the Company, other than Newmont. It is anticipated that a special meeting of the Company's shareholders (the "Special Meeting") called to consider and approve the Transaction will be held in January 2025.

Closing of the Transaction is expected to occur promptly following the Special Meeting and is subject to other customary closing conditions and receipt of certain regulatory approvals.

Full details of the Transaction will be included in the management information circular and related documents (the "Meeting Materials") and are expected to be delivered to the Company's shareholders in December 2024 in connection with the Special Meeting.

Transaction Structure and Financing:

The Transaction has been structured by Orla to take advantage of its strong balance sheet and financial flexibility and avoid any upfront equity dilution. The $810 million in upfront consideration will be funded from a combination of debt, gold prepayment new convertible notes, and cash on hand (collectively, the "Transaction Financing") including:

•	$150 million available on the Company's existing revolving credit facility (the "RCF") and a $100 million term loan (the "Term Loan" and together with the RCF, the "Credit Facility") with a syndicate of lenders comprised of the Bank of Nova Scotia, Bank of Montreal, Canadian Imperial Bank of Commerce and ING Capital LLC;
•	$350 million gold prepayment (the "Gold Prepayment") from a syndicate of lenders including Bank of Montreal, ING Capital Markets LLC, and Canadian Imperial Bank of Commerce;
•	$200 million in senior unsecured convertible notes (the "Convertible Notes") led by the Company's cornerstone shareholders, Fairfax, Pierre Lassonde, and Trinity Capital Partners Corporation; and
•	$10 million from existing cash on hand of approximately $145 million as of November 17, 2024.

Credit Facility

The Term Loan will have a three-year term with no principal payments during the first two quarters, following which the Term Loan will be repaid in quarterly installments of $5 million, with the balance repaid at maturity. The existing maturity date of August 2027 for the RCF will not change. Orla will have the ability to repay the Credit Facility in full, without penalties, at any time prior to the maturity date.

Interest, covenants and other terms of the Credit Facility will be substantially consistent with the Company's existing RCF. The interest rate will be based on the term Secured Overnight Financing Rate (SOFR), plus an applicable margin ranging from 2.50% to 3.75% based on the Company's leverage ratio at the end of each fiscal quarter, provided that for the first two quarters there will be a minimum margin of 3.0%.

The Credit Facility will be completed in connection with closing of the Transaction.

Gold Prepayment

The Company has binding commitments for a $350 million Gold Prepayment from a syndicate of lenders comprised of Bank of Montreal, ING Capital Markets LLC, and Canadian Imperial Bank of Commerce. Under the Gold Prepayment, the Company will have the obligation to deliver a set number of gold ounces over a three-year term in exchange for $350 million in cash upfront. Based on current pricing, approximately 150,000 ounces would be expected to be delivered over the three years subsequent to closing, representing approximately 16% of consolidated gold production. The Gold Prepayment will be completed in connection with the closing of the Transaction and the terms of the Gold Prepayment will be determined at the time of execution.

Private Placement of Convertible Notes

In connection with the Transaction, Orla has entered into a commitment letter with Fairfax, Pierre Lassonde, and Trinity Capital Partners Corporation for a non-brokered private placement of Convertible Notes in an aggregate principal amount of $200 million (the "Private Placement"). The Convertible Notes will have the following terms:

•	Interest Rate: 4.5% per annum, payable in cash.
•	Maturity: Five years from the date of issuance.
•	Conversion Right: The Convertible Notes may be converted in full or in part at any time prior to the maturity date, by the holder thereof, into common shares (the "Shares") of Orla.
•	Conversion Price: The initial conversion price for the Convertible Notes will be CAD$7.90 per Share (the "Conversion Price"). The Conversion Price represents a premium of 42% relative to closing price of Shares on Friday November 15, 2024 and will be subject to standard anti-dilution adjustments.
•	Redemption Right: After the 18-month anniversary of the issuance, the Company may redeem the Convertible Notes, provided that the 20-day volume weighted average price of the Shares is not less than 130% of the Conversion Price. Upon redemption, the Convertible Notes will convert into Shares at the Conversion Price.

•	Warrants: On closing, each holder of the Convertible Notes will receive, for each Share issuable upon conversion thereof, 0.66 common share purchase warrants (the "Warrants") to acquire Shares. The Warrants shall have an exercise price of CAD$11.50 per Share and shall expire on the fifth anniversary of the closing of the Private Placement.

The Private Placement is expected to close concurrently with and is conditional on the closing of the Transaction. The Private Placement is also subject to approval of the Toronto Stock Exchange ("TSX") and NYSE American. Under the rules of the TSX, as the Private Placement will result in more than 10% of the issued and outstanding Shares being made issuable to "insiders" of the Company (as defined by the TSX) and create the potential for Fairfax to become a control person of the Company, the Private Placement will also be subject to approval by shareholders of the Company, excluding insiders participating in the Private Placement. Such approval will be sought at the Special Meeting along with the Transaction.

The Convertible Notes and Warrants will be subject to a four month and one day hold period pursuant to securities laws in Canada. The Convertible Notes and Warrants have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any applicable securities laws of any state of the United States and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company, nor shall there be any offer or sale of any securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

As Fairfax and Mr. Lassonde are "related parties" of the Company as defined under MI 61-101, the issuance of the Convertible Notes and Warrants is a "related party transaction" within the meaning MI 61-101. However, as neither the fair market value of the securities acquired, nor the consideration for the securities paid, insofar as it involves Fairfax and Mr. Lassonde, exceeds 25% of the Company's market capitalization, the issuance of securities is exempt from the formal valuation requirements of Section 5.4 of MI 61-101 pursuant to Subsection 5.5(a) of MI 61-101 and exempt from the minority approval requirements of Section 5.6 of MI 61-101 pursuant to Subsection 5.7(1)(a) of MI 61-101.

Board Recommendation

The Board of Directors of the Company (the "Board"), other than Mr. Scott Langley, has reviewed and evaluated the terms of the Transaction. Mr. Langley is Group Head, Corporate Development of Newmont and has recused himself from participating in any discussions or approvals related to the Transaction.

The Board engaged Stifel Canada and Scotiabank as its financial advisors, as well as Davidson & Company LLP ("Davidson") to provide an independent formal valuation (the "Formal Valuation") with respect to the Transaction as required under MI 61-101. Davidson has delivered to the Board the results of the Formal Valuation opining that, as of the date of the Agreement, subject to the assumptions, limitations and qualifications set forth therein, the fair market value of Musselwhite is between $910 million and $940 million.

Based on the Formal Valuation and the advice from its financial and legal advisors, the Board has unanimously determined (with Mr. Langley abstaining from voting) that the Transaction is in the best interest of the Company.

In respect of the Private Placement, the Board, along with its financial and legal advisors, considered the terms of the financing relative to alternative funding structures and market conditions, considering factors such as pricing, dilution, yield, cost of capital, the call option terms, and the strategic alignment between the Company and investors. After careful consideration, including the evaluation of other funding options, the Board has unanimously determined (with Mr. Langley abstaining from voting) that the terms of the Private Placement were fair, reasonable, and in the best interest of the Company.

The Board recommends that shareholders vote in favour of the Transaction and the Private Placement.

A copy of the Formal Valuation and other relevant background information will be included in the Meeting Materials sent to shareholders of the Company in connection with the Special Meeting. The Meeting Materials will also be available on the Company's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

Support Agreements:

The Directors and Officers of the Company, along with certain key shareholders, namely Pierre Lassonde, Fairfax, Trinity Capital Partners Corporation, and Agnico Eagle Mines Limited, representing in aggregate approximately 52% of the issued and outstanding common shares of the Company, have entered into voting support agreements with Orla and Newmont and have agreed to vote in favour of the Transaction and the Private Placement. Newmont has also agreed to vote in favour of the Private Placement pursuant to the Agreement. Collectively, these shareholders represent approximately:

•	44.5% of the Shares eligible to vote on the resolution approving the Transaction (excluding the Shares held by Newmont)
•	34.1% of the Shares eligible to vote on the resolution approving the Private Placement (excluding the Shares held by insiders participating in the Private Placement)

Summary Timeline:

•	December 2024: Meeting Materials mailing and filing
•	First Quarter 2025
•	Shareholder meeting
•	Acquisition closing

Advisors and Counsel:

Stifel Canada, Scotiabank, and Trinity Advisors Corporation are acting as financial advisors to the Company and Blake, Cassels & Graydon LLP is acting as legal counsel.

Conference Call and Webcast:

Orla will host a conference call and webcast on Monday, November 18th, 2024, at 10:00 a.m. Eastern time to discuss the Transaction.

Dial-In Numbers / Webcast:

USA / International Toll: 1 (646) 307-1963

USA - Toll-Free: (800) 715-9871

Conference ID 6314211

Webcast: https://orlamining.com/investors/presentations-and-events/

Technical Information

The independent technical report for Musselwhite (the "Technical Report"), prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), will be filed on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively, and will be available on the Company's website at www.orlamining.com, along with the filing of the Meeting Materials or within 45 days of this news release, whichever is earlier. The Technical Report is being prepared and compiled by DRA Global Limited ("DRA") and supported by independent consulting firms, WSP Canada Inc. ("WSP") and SLR Consultant Canada Ltd. ("SLR").

Qualified Persons

The Technical Report is prepared by independent representatives of DRA, WSP and SLR, each of whom are a Qualified Person ("QP") as defined under NI 43-101. Each of the QPs are independent of Orla and have reviewed and confirmed that this news release fairly and accurately reflects, in the form and context in which it appears, the information contained in the respective sections of the Technical Report for which they are responsible. The affiliation and areas of responsibility for each QP involved in preparing the Technical Report are provided below.

DRA QP
Ryan Wilson, P.Geo. - Mineral Resources estimate, geology, exploration and drilling.
David Frost, FAusIMM. - Metallurgical testwork, process design, infrastructure, process plant and site costing
Daniel M. Gagnon, P.Eng. - Financial analysis

WSP QP
Paul Gauthier, P.Eng. - Mineral Reserves, mine design, general mining details and scheduling.
Paul Palmer, P.Eng. - UG mine geotechnical.
William Richard McBride, P.Eng. - Mine costing

SLR QP
James Theriault, P.Eng. - Social, environmental, permitting and tailings storage facility.

The scientific and technical information in this news release has been reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, and Mr. Sylvain Guerard, P Geo., SVP Exploration of the Company, each of whom is a QP as defined under NI 43-101.

Data Verification

Mineral resource Qualified Person Ryan Wilson, P. Geo. completed a site visit on November 7, 2024. The visit included stops made to multiple active headings, diamond drill set-up during the underground tour and stops made to the core logging, sampling and preparation facilities, outcrop exposures along the south shore of Opapimiskan Lake on the surface tour. Review of key drill core intercepts supported the mineralization styles observed underground. Standard operating procedures and related documentation for all drilling, geological, sampling, assaying and database management were also reviewed during additional meetings with the site exploration team. Sample storage, security and chain of custody systems and infrastructure were also noted.

Specific core intervals were pulled and inspected, photographed, and/or filmed for later review and reference. No analytical facilities (e.g., Actlabs in Dryden) were inspected during the visit. No samples were collected for additional laboratory verification; however, mineralized intervals were inspected and compared with assay values for confirmation of mineralization. The quality of the drill hole database and contained assay results is considered reliable and adequate for the estimation of mineral resources.

Mineral reserve Qualified Person Paul Gauthier, P.Eng. completed a site visit on September 5, 2024. The visit included multiple stops made to active headings, maintenance shops and other underground facilities. Discussions with site management for the purpose of data verification also took place.

The Qualified Persons confirm that the data available are a reasonable and accurate representation of the Musselwhite Mine and are of sufficient quality to provide the basis for the conclusions and recommendations reached in the Technical Report.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has two material gold projects: (1) Camino Rojo, located in Zacatecas State, Mexico and (2) South Railroad, located in Nevada, United States. Orla is operating the Camino Rojo Oxide Gold Mine; a gold and silver open-pit and heap leach mine. The property is 100% owned by Orla and covers over 139,000 hectares which contains a large oxide and sulphide mineral resource. Orla is also developing the South Railroad Project, a feasibility-stage, open pit, heap leach gold project. The project is located on the Company's 25,000-hectare South Carlin Complex, in Nevada, which contains several mineral resources and exploration targets. Orla also owns 100% of Cerro Quema located in Panama which includes a pre-feasibility-stage, open-pit, heap leach gold project and a copper-gold sulphide resource. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

Musselwhite Technical Report Summary Information:

The mineral reserves and mineral resources estimate shown here has an effective date of December 31, 2023. The mineral resources are exclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral reserves or mineral resources.

Mineral Reserves

Category	Tonnage	Gold Grade	Contained Gold
	(Mt)	(g/t Au)	(Au koz)
Proven	3.25	6.76	707
Probable	4.10	5.81	766
Proven and Probable	7.36	6.23	1,473

Notes:
1.	The Mineral reserve estimate has been estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definitions Standards for mineral resource and mineral reserve in accordance with NI 43-101.
2.	The mineral reserve was created using Deswik Software with an effective date of December 31, 2023.
3.	Mineral reserves are reported within stope shapes using cut-off basis with a gold price of US$1,400/oz.
4.	The mineral reserves cut-off grade varies by zone. The mineral reserves were estimated using a cut-off grade of not less than 3.80 g/t Au.
5.	Values are inclusive of mining recovery and dilution. Values are determined as of delivery to the mill and therefore not inclusive of milling recoveries.
6.	Tonnage and contained metal have been rounded to reflect the accuracy of the estimate and numbers may not sum exactly.

Mineral Resources

Category	Tonnage	Gold Grade	Ounces
	(Mt)	(g/t Au)	(koz Au)
Measured	0.87	4.36	122
Indicated	1.29	4.17	173
Measured + Indicated	2.16	4.25	294
Inferred	1.19	4.96	190

Notes:
1.	The Mineral resource estimate has been estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definitions Standards for Mineral Resource and Mineral Reserve in accordance with NI 43-101. Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.
2.	Mineral Resources are reported exclusive of mineral reserves.
3.	Reference point for mineral resources is point of delivery to the process plant (diluted and mine recovered).
4.	Mineral resources are constrained within stope shapes generated by Deswik Stope Optimizer.
5.	Stope shapes were developed using a gold sales price of US$1,600/oz.
6.	Underground resources were estimated using a cut-off grade of not less than 3.80 g/t Au.
7.	Resource estimations were interpolated using Ordinary Kriging (OK).
8.	The effective date of the mineral resource estimate is December 31, 2023.
9.	Figures have been rounded to an appropriate level of precision for the reporting of mineral resources. As a result, totals may not compute exactly as shown.

Musselwhite Production Schedule (Reserves)

Key Metrics		(Tot./Avg.)	2024	2025	2026	2027	2028	2029	2030	2031	2032
Payable Gold Produced	(koz)	1,413	191	201	227	193	244	176	181	0	0
Gold Price	($/oz)	$2,150	$2,150	$2,150	$2,150	$2,150	$2,150	$2,150	$2,150	$2,150	$2,150
Gross Revenue	($ M)	$3,038	$411	$431	$489	$414	$526	$378	$389	$0	$0
Total Cash Costs	($ M)	($1,329)	($209)	($194)	($199)	($185)	($200)	($172)	($171)	$0	$0
Cash Cost	($/oz)	$941	$1,094	$965	$875	$961	$816	$976	$946	$0	$0
Total Capital Costs	($ M)	($405)	($80)	($57)	($58)	($35)	($42)	($22)	($12)	($59)	($20)
Other Costs	($ M)	($59)	($8)	($8)	($8)	($8)	($8)	($8)	($8)	$0	$0
All-in Sustaining Costs	($ M)	($1,793)	($297)	($259)	($265)	($228)	($250)	($202)	($192)	($59)	($20)
All-in Sustaining Costs	($/oz)	$1,269	$1,557	$1,292	$1,165	$1,185	$1,023	$1,146	$1,059	$0	$0
Taxes and Other Payments	($ M)	($305)	($28)	($44)	($59)	($46)	($74)	($43)	($37)	$18	$8
Change in Net Working Capital	($ M)	($20)	($17)	($2)	($1)	$1	($2)	$3	($2)	$0	$0
Free Cash Flow	($ M)	$920	$68	$126	$164	$141	$199	$136	$159	($42)	($13)

Note: Final years consisting of reclamation and rehabilitation not shown but included in the totals

Musselwhite NPV Sensitivity (January 1, 2025)

Gold price	$2,150	$2,300	$2,500	$2,700
NPV 5% ($M)	$759	$870	$1,018	$1,166

Discounted to January 1, 2025, with mid-year discounting.

Non-GAAP Measures

The Company has included herein certain performance measures ("non-GAAP measures") which are not specified, defined, or determined under generally accepted accounting principles ("GAAP").  These non-GAAP measures are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers.  Accordingly, we use such measures to provide additional information, and readers should not consider these non-GAAP measures in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

All-In Sustaining Cost

The Company has provided AISC performance measures that reflect all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the AISC definition as set out by the World Gold Council in its guidance dated November 14, 2018. Orla believes that this measure is useful to market participants in assessing operating performance and the Company's ability to generate cash flow from operating activities.

Cash Costs

The Company calculated total cash costs as the sum of operating costs, royalty costs, production taxes, refining and shipping costs, net of by-product silver credits. Cash costs per ounce is calculated by taking total cash costs and dividing such amount by payable gold ounces. While there is no standardized meaning of the measure across the industry, the Company believes that this measure is useful to external users in assessing operating performance.

Free Cash Flow

Free Cash Flow is a non-GAAP performance measure that is calculated as cash flows from operations net of cash flows invested in mineral property, plant and equipment and exploration and evaluation assets. Orla believes that this measure is useful to external users in assessing the Company's ability to generate cash flows from its mineral projects.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding: the potential benefits to be derived from the Transaction, including accretion to operating and free cash flow, production, reserves and resources, as well as potential benefits to shareholders; the closing of the Transaction, including receipt of all necessary shareholder and regulatory approvals, and the timing thereof; the Company's production following completion of the Transaction, including its ability to reach 500 koz gold production per annum; projected NPV, production, revenue, costs, taxes, sensitivities, and cash flows from Musselwhite; potential exploration, additional value, operational improvements, and mine life extension at Musselwhite; the timing of production at the South Railroad Project; the Company's ability to self fund its growth pipeline; mineral resource and reserve estimates; and the Company's goals and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the Company following completion of the Transaction, completion of the Transaction, including receipt of required shareholder approvals, the future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; the obtaining of a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and develop the entire Camino Rojo Project mineral resources estimate; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company, its properties or Musselwhite. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the failure to obtain shareholder approvals in connection with the Transaction; uncertainty and variations in the estimation of mineral resources and mineral reserves; the Company's dependence on the Camino Rojo oxide mine; risks related to the Company's indebtedness; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; risks related to the Cerro Quema Project; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo with respect to accessing certain additional portions of the mineral resource at the Camino Rojo Project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo Project being only estimates and relying on certain assumptions; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; the Company's significant shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 19, 2024, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Readers

This news release has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources,", "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). For United States reporting purposes, the United States Securities and Exchange Commission (the "SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, "inferred mineral resources" have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

SOURCE Orla Mining Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2024/18/c0524.html

%CIK: 0001680056

For further information: For further information, please contact: Jason Simpson, President & Chief Executive Officer; Andrew Bradbury, Vice President, Investor Relations & Corporate Development, www.orlamining.com, info@orlamining.com

CO: Orla Mining Ltd.

CNW 06:00e 18-NOV-24